Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Rekor Systems, Inc. on Form S-3 of our report dated March 25, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Rekor Systems, Inc. as of December 31, 2023 and 2022 and for the two years in the period ended December 31, 2023 appearing in the Annual Report on Form 10-K of Rekor Systems, Inc. for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP
East Hanover, NJ
July 26, 2024